AB
519

07006417

SEC IISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-065334

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 AND ENDING December 31, 2006
MM/DD/YY **AS AMENDED** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BWK Trinity Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11755 Wilshire Blvd., Suite 2450
(No. and Street)

Los Angeles, CA 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Shepherd (310) 231-3103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 10 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gumbiner Savett Inc.
(Name – *if individual, state last, first, middle name*)

1723 Cloverfield Blvd. Santa Monica CA 90404
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 07 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Shepherd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BWK Trinity Capital Securities, LLC, as of April 27, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI A. DIETZMAN
COMM. #1523308
Notary Public - California
Los Angeles County
My Comm. Expires Oct. 30, 2008
NRO1

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BWK TRINITY CAPITAL SECURITIES LLC
(A Single Member Limited Liability Company)

FINANCIAL REPORT

For the year ended December 31, 2006

BWK TRINITY CAPITAL SECURITIES LLC
(A Single Member Limited Liability Company)
FINANCIAL REPORT
For the year ended December 31, 2006

TABLE OF CONTENTS

	PAGE
Independent auditors' report	1
Financial statements:	
Statement of financial condition	2
Statement of income	3
Statement of changes in member's equity	4
Statements of cash flows	5
Notes to financial statements	6-7
Accompanying financial information:	
Computation of net capital	8
Reconciliation of computation of net capital	9
Computation for determination of reserve requirements	10
Information relating to possession or control requirements under rule 15c3-3	11
Report of independent public accountants on internal control required by SEC Rule 17a-5	

GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

Independent Auditors' Report

To the Member
BWK Trinity Capital Securities LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of BWK Trinity Capital Securities LLC as of December 31, 2006, and the related statement of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BWK Trinity Capital Securities LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gumbiner Savett Inc.

February 27, 2007

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

ASSETS		
Cash	$	28,867
Investment banking receivables, net of allowance for doubtful accounts of $430,000		340,000
Investment in equity securities		61,888
TOTAL ASSETS	$	430,755

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses	$	12,600
MEMBER'S EQUITY		418,155
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	430,755

The accompanying notes are an integral part of this statement.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
STATEMENT OF INCOME
For the year ended December 31, 2006

REVENUES		
Investment banking fees	$	9,466,804
Interest		3,128
TOTAL REVENUES		9,469,932
OPERATING EXPENSES		
Professional fees		810,230
Other operating expenses		459,035
Unrealized loss on equity securities		15,296
TOTAL EXPENSES		1,284,561
NET INCOME	$	8,185,371

The accompanying notes are an integral part of this statement.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2006

BALANCE, January 1, 2006	$	351,784
Net income		8,185,371
Distributions		(8,155,000)
Contributions		36,000
BALANCE, December 31, 2006	$	418,155

The accompanying notes are an integral part of this statement.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
STATEMENT OF CASH FLOWS
For the year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	8,185,371
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized loss on investment in equity securities		15,296
Allowance for bad debts		430,000
Changes in assets and liabilities:		
Investment banking receivables		(770,000)
Accounts payable and accrued expenses		4,709
Net cash provided by operating activities		7,865,376
CASH FLOWS FROM INVESTING ACTIVITIES:		
Equity securities purchased		(77,184)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends		(8,155,000)
Contributions		36,000
Net cash used in financing activities		(8,119,000)
NET DECREASE IN CASH		(330,808)
CASH - BEGINNING OF YEAR		359,675
CASH - END OF YEAR	$	28,867

The accompanying notes are an integral part of this statement.

BWK TRINITY CAPITAL SECURITIES LLC
(A Single Member Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2006

BWK Trinity Capital Securities, LLC (the "Company") is a registered broker-dealer engaged primarily in performing investment advisory and investment banking services to companies located in the United States of America. It is a single member limited liability company, wholly owned by Trinity Capital, LLC.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Financial advisory fees are recognized during the period in which services are rendered. Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Revenue earned representing equity interests in privately owned entities are recorded upon receipt of cash from the sale of the equity interests, since no ready market exists. Revenues from customer agreements not currently earned are reported as deferred revenue. Investment banking and financial advisory fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Investment banking receivables:

Investment banking receivables are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue receivables.

Allowance for doubtful accounts

Management reviews the allowance for doubtful accounts on a quarterly basis based on information collected from customers, the length of time receivables are past due, and historical experience. The Company provides specific reserves when losses are probable. The Company charges investment banking receivable losses against the allowance when management believes the account is uncollectible. Subsequent recoveries, if any, are credited to the allowance.

Investment in equity securities:

Investment in equity securities consists of marketable equity securities with a trading restriction, carried at market value. Changes in the valuation of these securities are recorded as unrealized gains or losses. The first-in, first-out method is used by the Company to determine the cost of any securities sold.

(Continued)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes:

The Company is treated as a partnership for federal income tax purposes. Consequently, all tax effects of the Company's income or loss are the responsibility of its member.

Customer accounts:

The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, the Company has complied with the exemptive provisions relating to the computation for determination of reserve requirements and information relating to the possession or control requirements under rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission throughout the year ended December 31, 2006.

NOTE 2: CONCENTRATION

At times, the Company maintains cash balances at banks where amounts on deposit are in excess of $100,000. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation up to $100,000.

At December 31, 2006, approximately 83% of investment banking receivables was due from two customers.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company's member performs business advisory services and has the ability to influence the costs allocated to each entity. During the year ended December 31, 2006, the Company was provided services by its member and some costs were incurred by the Company's member on its behalf. In accordance with the expense sharing agreement between the Company and its member, the Company is not charged for services provided by the member, and is released from any liability relating to costs incurred by the member on behalf of the Company.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum of $5,000. At December 31, 2006, the Company had net capital of $16,267, which was $11,267 in excess of the required net capital of $5,000.

NOTE 5: SUBSEQUENT EVENT

In January, 2007, the Company distributed $80,000 to its member.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
COMPUTATION OF NET CAPITAL
As of December 31, 2006

NET CAPITAL	
Total members' equity	$ 418,155
Deduct non-allowable assets:	
Investment banking receivables	(340,000)
Investment in equity	(61,888)
	(401,888)
Net capital	16,267
CAPITAL REQUIREMENT	
Required minimum net capital:	
At the greater of $5,000 or 6 2/3% of aggregate indebtedness ($12,600 x 6 2/3%)	5,000
Excess net capital	$ 11,267
RATIO: Aggregate Indebtedness to Net Capital	77.46%

See accompanying independent auditors' report.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
RECONCILIATION OF COMPUTATION OF NET CAPITAL (RULE 15c3-1)(a)(2)
PURSUANT TO RULE 17a-5(d) (4)
As of December 31, 2006

		Net Capital		Aggregate Indebtedness
Company's computation *	$	14,587	$	14,280
Revision to accruals		1,680		(1,680)
Computation per page 8	$	16,267	$	12,600

* Agrees to the Company's unaudited December 31, 2006 FOCUS Part IIA filing.

BWK TRINITY CAPITAL SECURITIES LLC
(A Single Member Limited Liability Company)
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
For the year ended December 31, 2006

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

See accompanying independent auditors' report.

BWK TRINITY CAPITAL SECURITIES LLC
(A Single Member Limited Liability Company)
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIRMENTS UNDER RULE 15c3-3
For the year ended December 31, 2006

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

END